Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 24, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Mr. Mark A. Cowan

RE:	Post-Effective Amendment No. 86 to the Registration Statement on Form N-1A of DWS Variable Series II (the “Registrant”); (Reg. Nos. 033-11802 and 811-05002)

Dear Mr. Cowan:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephonic conference on March 15, 2013 with regard to the above-captioned Post-Effective Amendment for the Registrant filed with the SEC on February 11, 2013.

The Staff’s comments are restated below, followed by the Registrant’s responses.

Prospectus:

1.         Fees and Expenses of the Fund

Comment:                      a.      Please confirm that the contractual fee waiver will expire no less than one year from the effective date of the fund’s registration statement.

Response:                      Registrant confirms that the contractual fee waiver is for a period of one year from the effective date of the registration statement.

Comment:                       b.      DWS Alternative Asset Allocation VIP.  With respect to the footnote, please remove the parenthetical that estimates the acquired funds’ (underlying funds’) fees.

Response:                      The noted parenthetical has been removed.

2.         Principal Investment Strategies/Risks

Comment:                      a.      DWS Global Growth VIP. The Fund states “Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stock and other equities of companies throughout the world that portfolio management considers to be “blue chip” companies.”; it also states that assets will be allocated into two sleeves: a global growth sleeve and a global small cap growth sleeve.  Please confirm that the Fund can meet the 80% blue chip policy in light of the presence of a small cap sleeve.

Response:                      Registrant confirms that the global small cap sleeve is effectively limited to no more than 20% of the Fund’s net assets in light of the Fund’s 80% blue chip investment policy.  Consequently, Registrant expects that the 80% blue chip investment policy will be satisfied through investments in the Fund’s global growth sleeve.

Comment:                      b.      DWS Global Growth VIP. Consider if it would be appropriate to add risk disclosure related to the investment in preferred stocks and convertibles.

Response:                      The Fund believes that “Stock market risk” addresses the principal risk of investing in preferred stocks and convertible securities.

3.         Performance Information

Comment:                      a.      In the table of Average Annual Returns, please remove the “Class Inception” column.  It may appear as a parenthetical in the table.

Response:                      DWS has had discussions with the SEC staff regarding the presentation of performance tables in connection with the staff review of the DWS retail mutual fund prospectuses and has made a number of changes for funds that have multiple share classes with different inception dates (e.g., a fund that has a share class with only 1 calendar year of returns and others with 5 or 10 years returns).  The table format in the Registrant’s registration statement matches the format that, as a result of those discussions, is being used in the DWS retail fund prospectuses.  DWS would like to retain the format in the Registrant’s registration statement so that a consistent format appears in prospectuses throughout the fund complex.

Statement of Additional Information:

4.         Part II: Appendix II -F  – Class A Sales Charge Schedule

Comment:                      Please add disclosure noting that the Class A sales charge is not applicable for variable annuity funds.

Response:                      Appropriate disclosure has been added.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-3986.

Very truly yours,

                     /s/Scott D. Hogan

Scott D. Hogan
Director and Counsel
Deutsche Investment Management Americas Inc.

cc:           John Marten, Esq., Vedder Price P.C.

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